210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Addition to Senior Management Team

CALGARY, AB, February 20, 2013 --- Oncolytics Biotech Inc. (“Oncolytics” or the "Company") (TSX:ONC, NASDAQ:ONCY) today announced the appointment of Dr. Jeremy Grushcow to the role of General Counsel.

Dr. Grushcow has more than ten years' experience in the legal profession representing public and private entities, as well as venture capital and private equity firms in the acquisition, financing, development, operation and sale of pharmaceutical and life sciences companies in the U.S. and Canada. He holds a B.Sc. from the University of Toronto, a Ph.D. in molecular genetics and cell biology from the University of Chicago, and a J.D. with honors from the University of Chicago Law School. He has been admitted to the Bar in Ontario, New York and Illinois. Prior to joining Oncolytics, Dr. Grushcow was a partner in the Norton Rose LLP pharmaceuticals and life sciences group. He also previously held positions in the Shearman & Sterling LLP capital markets group and the Kirkland & Ellis LLP intellectual property transactions group.

“We are delighted to welcome Jeremy to our management team,” said Dr. Brad Thompson, President and CEO of Oncolytics. “He brings a unique combination of scientific, legal and business expertise that will support Oncolytics’ continued evolution and we look forward to benefiting from his specific experience and insight.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics' clinical program includes a variety of human trials using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as the appointment and performance of a General Counsel, the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statement and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel, Inc. Susan Forman 396 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 Fax: 212.825.3229 sforman@dgicomm.com